

TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

April 29, 2005



The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu / Jiang Peng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 29, 2005


TSINGTAO

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

At the seventeenth meeting of the Fourth Board of Directors of Tsingtao Brewery Company Limited held on 28 April 2005, the following resolutions were considered and passed:

1. The first quarterly report of 2005 (unaudited) of the Company was considered and approved.
2. The proposal for the amendments to the Articles of the Company (details of which were set out in the circular to shareholders) was considered and approved.
3. The order of meeting for general meetings and the order of meeting for meetings of Board of Directors of the Company (details of which were set out in the circular to shareholders) were considered and approved.
4. The resolution in respect of the election of the new Board of Directors and their remunerations was considered and approved.
5. The re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2005 was considered and approved, and the Directors were authorised to fix their remunerations.
6. The proposal for closure, liquidation and disposal of assets of Tsingtao Brewery (Tianmen) Company Limited ("Tsingtao Tianmen") was considered and approved, and it was agreed that all fixed assets (including land use rights) of Tsingtao Tianmen be sold to Tianmen Economic Commission State-Owned Assets Operation and Management Company at a consideration of RMB6,600,000.
7. The write-off of losses on assets totalling approximately RMB7,800,000 was considered and approved.
8. It was resolved that the 2004 Annual General Meeting of the Company be held on 23 June 2005.

Resolutions 2 to 5 are subject to the review and approval at the 2004 Annual General Meeting.

The Board of Directors
Tsingtao Brewery Company Limited

28 April 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

2005 FIRST QUARTERLY REPORT

The quarterly report (unaudited) set out in this announcement were prepared in accordance with PRC GAAP and the regulations on the preparation and disclosure of quarterly reports laid down by the China Securities Regulatory Commission and has been reviewed and approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company"). The Board and the Directors warrants that there are no false descriptions or misleading statements in or material omissions from the information contained in this report, and they severally and jointly accept full responsibility for the authenticity, accuracy and completeness of its contents. The 16th meeting of the fourth session of the Board of Directors of Tsingtao Brewery Company Limited (the "Company") was held on 11 April 2005, at which the following matters were reviewed and approved:

This announcement is made in accordance with the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

I. COMPANY INFORMATION

Stock Name : TSINGTAO BREW 青島啤酒
Stock Code : 0168 (H Share), 600600 (A Share)
Secretary to the Board : Yuan Lu
Representative for Securities Affairs : Zhang Rui Xiang
Address : Room 1720, Tsingtao Beer Tower, May Fourth Square, Hong Kong Zhong Road, Qingdao
Telephone : 86-532-5776071, 5713831
Fax : 86-532-5713240
E-mail : secretary@tsingtao.com.cn

II. FINANCIAL INFORMATION

1. Major Accounting Data and Financial Indicators (Unit: RMB)

1. Major Accounting Data and Financial Indicators *(Unit: RMB)*

	At the end of the reporting period	At the end of the corresponding period in the prior year	Increase/ decrease at the end of the reporting period versus the end of the corresponding period in the prior year (%)
Total assets	10,389,818,688	9,878,004,821	5.18
Shareholders' equity (excluding minority interests)	3,655,526,624	3,586,682,183	1.92
Net asset per share	3.45	3.38	2.07
Adjusted net asset per share	3.39	3.29	3.04

	For the reporting period	From the beginning of the year to the end of the reporting period	Increase/ decrease for the reporting period versus the corresponding period in the prior year (%)
Net cash flow generated from operating activities	387,420,602	387,420,602	8.20
Earnings per share	0.0650	0.0650	7.97
Earnings per share (latest fully diluted)	0.0527	0.0527	
Return on net assets (%)	1.89	1.89	6.18
Return on net assets after adjusting for extraordinary profit/loss items (%)	1.72	1.72	(2.82)

Extraordinary profit and loss items	Amount
Profit/loss arising from the disposal of assets other than the Company's products	248,344
Government subsidies in various forms	9,030,423
Other non-operating income and expenditure after provision for impairment of asset value	222,174
Effect of income tax	(3,383,988)
Total	6,116,953

2. Profit Statement (Unit: RMB)

	Items	For the current period (January to March)		For the corresponding period in the prior year (January to March)	
		Consolidated	Parent	Consolidated	Parent
I.	Income from principal operations	2,028,969,636	786,022,680	1,798,468,775	641,628,604
	Less: cost of sales for principal operations	1,229,195,788	418,277,579	1,065,441,406	349,827,901
	Sales tax and surcharge for principal operations	189,681,872	41,136,115	183,102,376	37,129,350
II.	Profit from principal operations	610,091,976	326,608,986	549,924,993	254,671,353
	Add: profit from other operations	5,459,861	(605,723)	11,155,062	879,255
	Less: selling expenses	336,063,873	146,712,082	310,952,600	117,710,617
	Administrative costs	164,483,724	40,453,396	151,965,204	35,061,143
	Financial costs	11,645,936	1,776,326	11,894,490	5,401,776
III.	Operating profit	103,358,304	137,061,459	86,267,761	97,377,072
	Add: investment gains	(979,673)	(52,299,356)	2,454,102	(18,902,085)
	Subsidies	9,030,423		8,173,180	
	Non-operating income	1,780,694	165,742	1,153,321	111,196
	Less: non-operating expenses	4,837,880	331,001	5,954,042	119,017
IV.	Total profit	108,351,868	84,596,844	92,094,322	78,467,166
	Less: income tax	35,799,934	15,760,433	28,385,739	16,400,656
	Minority interests	3,634,886		(96,883)	
V.	Net profit	68,917,048	68,836,411	63,805,466	62,066,510

III. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES

1. There were 52,263 shareholders at the end of the reporting period.
2. Shareholdings of the top ten shareholders (Unit: Shares)

Name of shareholder	Number of listed shares held at the end of the period	Class
HKSCC Nominees Limited	294,588,380	H Share
A-B Jade Hong Kong Holding Company Limited	105,000,000	H Share
E Fund Stable Growth Fund	8,485,000	A Share
Fortis Haitong Returns Growth Fund	6,769,007	A Share
Social Security Fund 108	5,984,786	A Share
Tin Yuan Fund	5,455,098	A Share
Jing Fu Fund	4,583,039	A Share
Social Security Fund 102	4,410,721	A Share
INVESCO Great Wall Neixu Fund	3,965,337	A Share
Shanghai Shenneng Biotechnology Co., Ltd.	3,722,000	A Share

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. Analysis of operating activities during the reporting period

The Company managed to maintain steady growth in output and sales of beer as well as revenue and profit from principal operating activities during the reporting period, as it continued to realign its brand mix and product mix while ensuring on ongoing quality improvement, in line with its stated objectives to pursue growth, facilitate reforms, enhance strategic implementation, focus on market developments, intensify exchanges of business practices and upgrade its operations culturally. The Company sold 7.55 million hl of beer during the first quarter, representing year-on-year growth of 4.86%, with sales of the principal brand growing 9.1% to account for 2.65 million hl. Revenue and profit from principal operating activities amounted to RMB2,028.97 million and RMB610.09 million, respectively, representing respective year-on-year growth of 12.8% and 10.9%.

In anticipation of the upcoming peak season in a market hotly contested for by domestic and foreign beer makers alike, the Company will continue to strive for sales growth in the mediumand high-end market by realigning and optimising its product mix and brand mix. Meanwhile organisational restructuring will continue while increased efforts will be devoted to base market development and sales network formation, with a view to maintaining and upgrading its competitive strengths and profitability.

2. Major businesses or products accounting for more than 10% of the total income or profit from principal operations (Unit: RMB'0000)

	Income from principal operations	Cost of sales of principal operations	Gross margin (%)
By business			
Beer	202,897	122,920	30.07
Including: connected transactions	7,826	4,164	
By product			
Beer	202,897	122,920	30.07
Including: connected transactions	7,826	4,164	

3. Seasonal or cyclical characteristics of the Company's operations

Beer sales are characterised by distinctive peak seasons and low seasons. The first and fourth quarters during the year are generally low seasons for beer sales.

4. Significant events

(1) Pursuant to the Strategic Investment Agreement between the Company and Anheuser-Busch Companies, Inc. ("AB Company"), the Company has issued convertible bonds to A-B Company with an aggregate amount of approximately HK$1,416 million in three tranches. Upon the request of A-B Company to convert the bonds into shares, it was resolved at the 16th meeting of the Fourth Board of Directors that 248,219,178 new H Shares be issued to a subsidiary of A-B Company. As a result, the total issued share capital of the Company increased to 1,308,219,178 shares and its registered capital increased to RMB1,308,219,178. Please refer to the Company's announcement dated 12 April 2005 for details of the share conversion.

(2) There were no significant changes to or accounting discrepancies in the accounting policies and estimates adopted by the Company as compared to those disclosed in the 2004 annual report.

(3) In January 2005, the acquisition by Shenzhen Tsingtao Beer Huanan Holding Company Limited ("Huanan Holding Company") of a 45% interest in Tsingtao Brewery (Nanning) Company Limited ("Nanning Company") held by Tailian Brewery was approved by the State Ministry of Commerce and procedures for the change in industrial and commercial registration was completed in February 2005. Upon the completion of the transfer, Huanan Holding Company's shareholding in Nanning Company will increase from 30% to 75%. Accordingly, Nanning Company has been consolidated as a subsidiary in the Group's financial statements.

The Board of Directors
Tsingtao Brewery Company Limited

28 April 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong



TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

NOTICE OF ANNUAL GENERAL MEETING FOR 2004

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited (the "Company") has resolved that the Annual General Meeting of the Company be held at the Conference Room, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao, the People's Republic of China (the "PRC") on 23 June 2005 (Thursday), at 9:00 a.m. to conduct the following business:

1. To consider and approve the work report of the Board of Directors of the Company for 2004.
2. To consider and approve the work report of the Supervisory Committee of the Company for 2004.
3. To consider and approve the audited financial statements of the Company for 2004.
4. To consider and approve the proposal for profit distribution (including dividend allocation) of the Company for 2004.
5. To consider and approve the re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2005, and to authorise the Board of Directors to fix their remunerations.
6. To elect members of the Fifth Board of Directors of the Company (List of candidates and their brief biographies are set out in the circular to shareholders).
7. To elect members of the Fifth Supervisory Committee of the Company (List of candidates and their biographies are set out in the circular to shareholders).
8. To consider and approve the total annual remuneration throughout the term of office of the new Board of Directors to be not more than RMB3,260,000 (of which the total remuneration for each Independent Director to be not more than RMB50,000, tax inclusive), the annual remuneration throughout the term of office of the new Supervisory Committee to be determined with reference to the standard of Directors' remunerations, and to authorise the Board of Directors and the Supervisory Committee to fix the remuneration of each Director and Supervisor respectively.
9. To consider and, if thought fit, pass the following resolution as a special resolution:

(1) "That the resolution by the Board of Directors of the Company regarding the proposed amendments to the Articles (details of which are set out in the circular to shareholders) is and hereby be considered and approved, and the Board of Directors is hereby authorised to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles pursuant to the requirements (if any) of the relevant PRC authorities."

(2) "That the order of meeting for general meetings, the order of meeting for meetings of the Board of Directors and the order of meeting for meetings of the Supervisory Committee (details of which are set out in the circular to shareholders) are and hereby be considered and approved."

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, PRC
28 April 2005

Notes:

1. Holders of domestic shares (or A shares) and overseas listed foreign shares (or H shares) of the Company whose names appear on the Register of Members of the Company at the close of business on 23 May 2005 (Monday) are entitled to attend the Annual General Meeting. In order to determine the list of shareholders entitled to attend the Annual General Meeting, the Register of Members for H Shares of the Company will be closed from 24 May 2005 to 23 June 2005 (both days inclusive). In order to qualify for cash dividends for 2004, any holder to H Shares of the Company must lodge the transfer documents together with the relevant share certificate(s) at the Company's H Shares registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on 23 May 2005 (Monday).

2. Shareholders who intend to attend the Annual General Meeting are required to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company on or before 3 June 2005 by hand, by mail or by facsimile. For the written reply, please use the "Reply Slip for Attending the Annual General Meeting" enclosed with this notice or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Annual General Meeting as mentioned in Note 1 above.

3. Each shareholder having the right to attend and vote at the Annual General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.

4. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Annual General Meeting" ("Proxy Form") enclosed with this notice or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorized attorney. To be valid, the Proxy Form for use at Annual General Meeting and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or with the Company's H Shares registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Annual General Meeting.

5. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his proxy form.

6. The Annual General Meeting is expected to last half a day. Those who attend the meeting shall bear their own travelling and lodging expenses.

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi and Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows
Independent Non-executive Directors: Mr. Chu Zhengang, Mr. Tam Lailing, Mr. Wu Haihua and Ms. Pan Guirong